Filed pursuant to Rule 433 of the Securities Act of 1933
Nos. 333-167980 and 333-82846

May 11, 2011

Final Term Sheet

Issuer:	Province of British Columbia

Expected Ratings*:	Moody’s: Aaa; S&P: AAA; DBRS: AA (high)

Title:	2.100% Bonds, Series BCUSG-5, due May 18, 2016

Format:	SEC Registered Global Offering

Status:	Direct, unconditional debt

Aggregate Principal Amount:	U.S.$1,500,000,000

Trade Date:	May 11, 2011

Expected Settlement Date:	May 18, 2011

Maturity:	May 18, 2016

Interest Payment Dates:	May 18 and November 18 of each year

First Interest Payment Date:	November 18, 2011. Interest will accrue from May 18, 2011

Spread to Benchmark:	T + 25.55 basis points

Spread to Mid-Swaps:	+ 5 basis points

Benchmark Treasury:	UST 2% due 4/30/2016

UST Spot/Yield:	100-23 / 1.848%

Yield to Maturity:	2.104%

Coupon:	2.100% payable semi-annually

Public Offering Price:	99.981% plus accrued interest from May 18, 2011 if

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

settlement occurs after that date

Day Count:	30/360

Redemption:

The Bonds are not redeemable prior to maturity, unless a change occurs in the tax laws or regulations of Canada that would require the payment of additional amounts on the Bonds. If additional amounts are due, the Bonds may be redeemed at par plus accrued interest.

Minimum Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
CIBC World Markets Corp.
RBC Capital Markets, LLC

Co-managers:	Bank of Montreal, London Branch
Credit Suisse Securities (Europe) Limited
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
National Bank Financial Inc.
TD Securities (USA) LLC
Scotia Capital (USA) Inc.

Cusip#/ISIN#:	110709 8Z8 / US1107098Z85

Listing:	Admission to the United Kingdom Listing Authority’s Official List and to trading on the London Stock Exchange plc’s Regulated Market may be completed following settlement on a best efforts basis.

Settlement:

We expect that delivery of the Bonds will be made against payment therefor on or about the closing date of this offering specified on the cover page of the prospectus supplement, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next succeeding business day should consult their own advisor.

Governing Law:	Province of British Columbia and Canada

Prospectus and Prospectus Supplement:	Prospectus dated as of September 14, 2010 and Preliminary Prospectus Supplement dated as of May 11, 2011

http://www.sec.gov/Archives/edgar/data/836136/000104746911004926/a2204072z424b2.htm

Stabilization:	FSA Rules

U.S. Legend:

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, CIBC World Markets Corp. at 1-800-282-0822 or RBC Capital Markets, LLC at 1-866-375-6829.

Canadian Legend:

The Bonds will be offered and sold in Canada pursuant to an exemption from the prospectus requirement in securities legislation of all provinces and territories of Canada, as provided in section 2.34 of National Instrument 45-106.

United Kingdom Legend:

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within

Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

European Economic Area Legend:

If and to the extent that this announcement is communicated in, or the offer of the Bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Member State and including any relevant implementing measure in that Member State) (the “Prospectus Directive”) (other than the United Kingdom, once the UKLA Prospectus as defined below has been approved by the Financial Services Authority), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors as defined in the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these Bonds and is not soliciting any offer to buy these Bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement, and investors in the European Economic Area should not subscribe for or purchase these Bonds once admitted to trading on the London Stock Exchange plc’s Regulated Market except on the basis of information in the UKLA Prospectus (as defined below). The Province intends to file a single prospectus (the “UKLA Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended, for the purpose of having these Bonds admitted to trading on the London Stock Exchange plc’s Regulated Market as soon as possible after closing of this issue. In compliance with the Prospectus Directive, the UKLA Prospectus will be published in due course, subject to its approval by the United Kingdom Listing Authority, and investors will be able to obtain a copy of the UKLA Prospectus from the office of the Province at the Ministry of Finance, Provincial Treasury, Debt Management Branch, P.O. Box 9423 Stn. Prov. Govt., 620 Superior Street, Victoria, British Columbia, Canada V8W 9V1. As from the date the UKLA Prospectus is published, investors in the European Economic Area should refer to the UKLA Prospectus and not to this advertisement for the purpose of considering whether to subscribe for or purchase any bonds.

Other:

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.